SECFI SECURITIES, LLC

Statement of Financial Condition
December 31, 2024
With Reports of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70457

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Secfi Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

345 CALIFORNIA ST STE 600

(No. and Street)

SAN FRANCISCO	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nathaniel Piauwasdy	415-939-5421	vieje@secfi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, and middle name)

1113 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Nathaniel Piauwasdy</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Secfi Securities, LLC</u>_____, as of <u>12/31</u>_____, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Bay County   Florida

AMBER RIGGS
Notary Public - State of Florida
Commission # 341798
Expires on December 15, 2026

Notary Public   03/26/2025
Notarized remotely online using communication technology via Proof.

Signature: _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Secfi Securities, LLC

Contents

Report of Independent Registered Public Accounting Firm





Citrin Cooperman & Company, LLP
Certified Public Accountants

1133 Westchester Avenue, Suite N-328
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Secfi Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Secfi Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Secfi Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Secfi Securities, LLC's management. Our responsibility is to express an opinion on Secfi Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Secfi Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Secfi Securities, LLC's auditor since 2020.
White Plains, New York
March 26, 2025

Secfi Securities, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$561,930
Fees receivable	117,292
Prepaid expenses	26,816
Total assets	$706,038

Liabilities and Member's equity

Accounts payable and accrued expenses	$35,965
Due to affiliate	205,686
Total liabilities	241,651
Member's equity	464,387
Total liabilities and member's equity	$706,038

The accompanying notes are integral part of this financial statement

1. Nature of business

Secfi Securities, LLC (the "Company"), is a limited liability company established in the state of Delaware on October 18, 2018 and is based in San Francisco, CA. The Company is wholly-owned by Secfi, Inc. (the "Parent"). On January 13, 2020, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a private placement broker for Regulation D private placements. The Company also acts as a broker for secondary placements and referrals.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of cash held at two financial institution which at times may exceed federally insured limits. The Company has not experienced any losses on this account and does not believe it is exposed to any significant credit risk with respect to its depository institutions.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

For financial assets measured at amortized cost (e.g., cash and fee receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes in this financial statement. The Parent files its income tax returns in the U.S. and various state and local jurisdictions.

GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2024, the Company did not have any uncertain tax positions. This determination will always be subject to ongoing reevaluation as facts and circumstances require. As of December 31, 2024, the tax years that remain subject to examination by the federal, state, and local tax jurisdictions under statute of limitations are 2021 and after.

Recently Adopted Accounting Pronouncement

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2023-07 Segment Reporting (Topic 280) *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures. The Company is required to provide all annual disclosures about reportable segment assets as required by ASU 2023-07 for interim periods. In accordance with ASU 2023-07, the Company is required to disclose certain items that are regularly provided to the chief operating decision maker ("CODM"). Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM assesses segment performance and decides how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure in assessing segment performance and deciding how to allocate resources. See Note 3.

Recently Issued Accounting Pronouncement

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, to enhance the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information, disaggregated by federal, state, foreign, and individual jurisdictions equal to or greater than five percent. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its financial statement and related disclosures.

3. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, focused on providing financial solutions to startup employees for financing their stock options. The Company operates by entering into arrangements with individual customers or pooled investment vehicles to transact private placement of securities, referrals, and secondary placements.

The Chief Executive Officer serves as the CODM, overseeing and assessing the Company's overall performance and resource allocation.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the segment are the same as those described in "Note 2. Summary of significant accounting policies."

One customer affiliated with the Company, accounted for approximately 54% of total fees receivable as of December 31, 2024. The measure of segment assets is reported on the statement of financial condition as total assets. Total assets of the segment was $706,038 at December 31, 2024. The Company received $300,000 of non-cash financing for the year ended December 31, 2024.

4. Related party transactions

Service Agreement

Pursuant to a service agreement (the "Service Agreement"), the Parent provides various services and other operating assistance to the Company. These include a fixed percentage of professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel, and other general and administrative services.

Master Services Agreement

Per a Master Services Agreement between the Company and several affiliates (the "Master Services Agreement"), the Company shares certain financial outcomes resulting from the Company's brokerage business via a profit split method as defined by the IRC, after remunerating returns that can be benchmarked via the comparable profits method.

During the year ended December 31, 2024, the Parent forgave a total of $300,000 relating to the Service Agreement and Master Services Agreement, which is included in Member's equity on the accompanying Statement of Financial Condition.

Private Placement Fees

The Company has affiliates in which the Company acts as a private placement broker for Regulation D private placement of securities. At December 31, 2024, approximately $63,000 was included in receivables from an affiliate on the accompanying Statement of Financial Condition.

5. Net capital requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 for the first year, and then 15 to 1 thereafter. On December 31, 2024, the Company's net capital was $320,279, which was $304,161, in excess of its minimum net capital requirement of $16,110.

6. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through March 26, 2025, the date of the filing of this report, and has determined that there are no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement.